December 9, 1986


Mr. Robert E. Larson
Chairman of the Board and President
BLC Tax-Exempt Bond Fund, Inc.
711 High Street
Des Moines, Iowa 50309


Dear Mr. Larson:

     Bankers Life Company intends to purchase a total of $4 million of shares of

Common Stock of BLC  Tax-Exempt  Bond Fund,  Inc., par value $.01 per share (the

"Shares"). In connection with such purchase, Bankers Life Company represents and warrants that it will purchase such Shares as an investment  and not with a view to resale, distribution or redemption.


                                           Bankers Life Company



                                           By __Wm. P. Kovacs__________________
                                              Wm. P. Kovacs
                                              Associate Counsel